Exhibit 99(b)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2000

Commission File No. 1-8968

ANADARKO EMPLOYEE SAVINGS PLAN

ANADARKO PETROLEUM CORPORATION

17001 Northchase Drive
Houston, Texas 77060-2141

(281) 875-1101

ANADARKO EMPLOYEE SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

<u>FINANCIAL STATEMENTS</u>

Page

<u>SCHEDULE</u>

All other schedules are omitted because they are not applicable, not required or the information is included in the Financial Statements or Notes thereto.

ANADARKO EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31	2000	1999
	thousands	
Assets		
Investments, at fair value		
Employer securities	$ 262,941	$ 101,218
Mutual funds	177,396	38,169
Money market investments	42,570	16,803
Participant loans receivable	6,458	4,229
	489,365	160,419
Receivables		
Sale of securities	9,866	--
Other	14	11
	9,880	11
Total assets	$ 499,245	$ 160,430
Liabilities		
Note payable	$ 57,334	$ --
Other	6,500	--
Total liabilities	$ 63,834	$ --
Net Assets Available For Benefits	$ 435,411	$ 160,430

See accompanying notes to financial statements.

ANADARKO EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31	2000
	thousands
Additions	
Investment income	
Net appreciation in fair value of investments	$ 85,069
Dividends	481
Interest earned	1,611
Interest income on participant loans receivable	368
Total investment income	87,529
Contributions	
Employer - Anadarko Petroleum Corporation common stock	5,813
Participant	9,421
Total contributions	15,234
Transfer from former Union Pacific Resources Group Inc. Employees' Thrift Plan	181,981
Total additions	284,744
Deductions	
Distributions to participants	9,757
Administrative expenses (fees and commissions)	6
Total deductions	9,763
Net increase in net assets available for benefits during the year	274,981
Net assets available for benefits at beginning of year	160,430
Net assets available for benefits at end of year	$ 435,411

See accompanying notes to financial statements.

ANADARKO EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Basis of Presentation The accounts of the Anadarko Employee Savings Plan (Plan) are maintained on an accrual basis.

Use of Estimates The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing financial statements, management makes informed judgements and estimates that affect the reported amounts of assets and liabilities as of the date of the financial statements and the additions and deductions to net assets available for benefits. Actual results may differ from these estimates.

Expenses All trustee fees, brokerage fees and other expenses incident to the administration of the Plan may be paid by Anadarko Petroleum Corporation (Anadarko, the Company or the Employer) and, if not paid by the Company, shall be paid by the Plan. A setup fee and an annual maintenance fee for new loans, as well as a processing fee for withdrawals is deducted from the participants' accounts. In 2000, the Company elected to pay the trustee fees for the Plan and presently intends to continue to do so although the Company can, at its discretion, discontinue this practice.

Investments On each valuation date, as defined, securities held by the Plan are valued at fair value and the increase or decrease in the value of securities held, plus any net income or loss of the Plan, is allocated to the participants' accounts. Fair value is based on the closing market price of the securities at December 31. Security transactions are recorded on a trade-date basis.

Realized gains and losses are based on the difference between fair values of the withdrawn securities at the trade date and the fair value at the beginning of the year. If no shares existed at the beginning of the period, realized gains and losses reported on withdrawals of securities were based on the difference between market values of the withdrawn securities at the trade date and the average cost to the Plan. Distributions to participants are recorded when paid.

Participant loans receivable are valued at amortized cost, which approximates fair value.

New Accounting Principles In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value. The Plan is required to adopt SFAS No. 133, as amended, effective January 1, 2001. During 2000, the Plan did not use or hold derivative financial instruments and therefore there was no impact due to the implementation of SFAS No. 133 on January 1, 2001.

2. Description of the Plan

Effective July 14, 2000, the Company merged with Union Pacific Resources Group Inc., subsequently renamed RME Holding Company (RME). As of the merger date, each share of common stock of RME issued and outstanding was converted into 0.455 shares of Anadarko common stock. In conjunction with the merger, the Company's Board of Directors approved the immediate vesting of Plan benefits for all persons employed with the Company on the merger date. Subsequently, effective December 31, 2000, the Union Pacific Resources Group Inc. Employees' Thrift Plan (UPR Thrift Plan) with a current value of net assets totaling $181,981,000 was merged into the Plan.

2. Description of the Plan (continued)

Effective December 31, 2000, the Company added a leveraged employee stock ownership (ESOP) feature to the Plan (see Note 5). The ESOP is designed to comply with Section 4975(e)(7) of the Internal Revenue Code of 1986 (Code), as amended, and Section 407(d)(6) of the Employee Retirement Income Security Act of 1974 (ERISA). Effective December 31, 2000, Employer contributions are invested in the ESOP.

The Plan was originally adopted by the Company's Board of Directors and approved by its sole stockholder on August 27, 1986. Effective December 31, 2000, the Plan was restated and amended for administrative changes and the adoption of the ESOP. The financial statements and accompanying notes relate to the Plan as in effect on December 31, 2000.

The purpose of the Plan is to encourage and assist employees in accumulating retirement savings, to provide a means for employees to have an ownership interest in common stock of the Company (Company Stock) and to encourage employees to remain in the employ of the Company, its subsidiaries and affiliates. The Plan has been adopted exclusively to provide benefits for employees participating in the Plan (Participants) and their beneficiaries, and no part of the corpus or income of the trust fund (Trust) established pursuant to the Plan to hold contributions of Participants and the Company may be used for any purpose other than to provide such benefits and defray reasonable expenses of administering the Plan.

The Plan is a defined contribution plan that is qualified under Section 401 of the Code (see Note 8). All regular employees of the Company are eligible to participate in the Plan upon employment. Participation is voluntary. Directors and officers who are also employees of the Company may participate on the same basis as all other employees. Prior to January 1, 2001, Participants could contribute to the Plan up to 12% of their compensation, which includes base salary or wages, as well as overtime and incentive bonuses (excluding override payments, front-end bonuses and other special payments). The Plan was amended, effective January 1, 2001, to increase the allowable Participant's contribution to up to 15% of their compensation. The Company will match 100% of a Participant's contributions up to a maximum of 6% of such Participant's compensation. Subject to provisions of the Plan and applicable provisions of the Code and Treasury Regulations, an eligible employee may make a qualified rollover contribution to the Plan.

Contributions by a Participant are always the Participant's property and not subject to vesting. A Participant has a 100% vested right to Employer matching contributions after three years of service or upon death, retirement, disability or a change of control of the Company. Effective with the merger of Anadarko and RME, each Participant who was actively employed on July 14, 2000 and who was not already 100% vested in their Company contribution account became 100% vested in all previous and future Company contributions. Subject to certain restrictions, Participants may elect to have amounts distributed from the Plan to them prior to termination of employment through withdrawals or loans from the Plan. Contributions to the Plan are subject to certain limitations under the Code. Generally, employee contributions are withheld on the 25th of the month and sent to the Trustee by the first of the following month.

The Employer contribution account of a Participant who terminates employment prior to the time that the Participant is vested will be forfeited by the employee. For 2000, employee forfeitures were $106,000. Forfeitures do not affect net assets of the Plan but merely reduce future Company contributions.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

The terms of the Plan are more fully described in the Summary Plan Description, which is available to each Participant.

ANADARKO EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

3. Investment Programs

Employer Contributions   The Employer contribution accounts of Participants are initially invested in Company Stock. A fully vested Participant may transfer their Employer contribution account into any investment options provided under the Plan. Effective December 2000, the Employer contributions are allocated from the ESOP (see Note 5).

Investment Options for Tax-Deferred, After-Tax and Rollover Contributions   Each Participant may designate the manner in which the amounts allocated to their tax-deferred savings account, their after-tax savings account and their rollover account shall be invested. In addition to Company Stock, the Plan currently offers a money market and 13 mutual funds as investment options for Participants. The investments in 7 other mutual funds under the former UPR Thrift Plan were transferred to the investment options maintained by the Plan in January 2001.

A Participant may designate one of such options for all of the contributions to their tax-deferred savings account, their after-tax savings account and their rollover account or a Participant may designate a percentage of such contributions to be invested pursuant to each option. Invested funds of Participants, including Employer contributions, can be transferred between funds at the election of the Participant, subject to certain restrictions as defined in the Plan.

Participant Loans Receivable   The amount of a Participant's loan may not be more than the lesser of a) 50% of the Participant's vested account balance, or b) $50,000 less the highest outstanding loan balance in the previous 12 months. Under the terms of the UPR Thrift Plan, loans were not to exceed 5 years, except loans relating to a principal residence, in which case the term of the loan could not exceed 15 years. Any 15 year loans outstanding at the merger date were grandfathered, but the principal residence exception is no longer available. New loan terms range from 6 months to a maximum of 5 years. The loans are secured by the balance in the Participant's account and bear interest at a rate fixed for the life of the loan. The interest rate is determined to be the prime interest rate plus 1% as reported in the Wall Street Journal on the first business day of the quarter preceding the date the loan was requested. Interest rates for current outstanding loans range from 6% to 10.5%. Principal and interest are paid ratably through monthly or semi-monthly payroll deductions.

ANADARKO EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

4. Investments

The following table sets forth investments as of December 31, 2000 and 1999, respectively. Invested funds of all Participants, including Employer contributions, are participant directed, subject to vesting and certain other restrictions as defined by the Plan. Investments that represent 5% or more of the Plan's net assets are separately identified.

	December 31,	
thousands except number of shares	2000	1999
Anadarko common stock -		
Anadarko Stock Fund - 2,302,093 and 2,966,105 shares, respectively	$ 163,632	$ 101,218
Anadarko ESOP (allocated) - 280,003 and 0 shares, respectively	19,903	--
Anadarko ESOP (unallocated) - 1,117,131 and 0 shares, respectively*	79,406	--
Total Anadarko common stock	262,941	101,218
Fidelity Blue Chip Mutual Fund - 298,139 and 169,598 units, respectively	15,363	10,195
Spartan US Equity Index Mutual Fund - 198,315 and 181,902 units, respectively	9,283	9,475
Vanguard Retirement Savings Trust Fund - 27,121,459 and 0 shares, respectively	27,121	--
Vanguard 500 Index Fund - 418,088 and 0 shares, respectively	50,948	--
Money market investments	42,570	16,803
Other	81,139	22,728
Total	$ 489,365	$ 160,419

* Non-participant directed.

During the year ended December 31, 2000, the fair value of the Plan's investments appreciated as follows:

thousands	
Realized gain from sales of common stock	
Proceeds	$ 80,763
Costs	57,313
Net realized gain	23,450
Unrealized appreciation on common stock	68,379
Investment loss from mutual funds	(6,760)
Net appreciation in fair value of investments	$ 85,069

5. Nonparticipant-Directed Investments

The unallocated shares of the ESOP are the Plan's only nonparticipant-directed investment. Information about the net assets as of December 31, 2000 relating to the ESOP is as follows:

thousands	
Net Assets	
Dividend receivable and other	$ 70
Common stock, at fair value	79,406
Interest payable	(1,075)
Note payable	(57,334)
Net Assets Available for Benefits	$ 21,067

5. Nonparticipant-Directed Investments (continued)

Information about the significant components of the changes in net assets for the year ended December 31, 2000 relating to the ESOP is as follows:

thousands

Changes in net assets:

Transfer in from UPR Thrift Plan	$ 21,067
Net increase in net assets during the year	$ 21,067

6. Employee Stock Ownership Plan

An ESOP was incorporated into the Plan on December 31, 2000. The UPR Thrift Plan, which included a leveraged ESOP component, was merged with and into the Plan. The shares of ESOP stock from the UPR Thrift Plan were originally purchased with the proceeds from a $107,300,000 note payable that was assumed by the UPR Thrift Plan. The note payable requires repayment of principal and interest thereon at a fixed rate of 7.5% per annum over a maximum term of 30 years beginning in January 1997 and is collateralized by the ESOP shares. Following the merger of Anadarko and RME, each outstanding share of RME common stock held in the ESOP was converted into 0.455 shares of Anadarko common stock. Note payments are funded with dividends paid on the ESOP shares (whether or not allocated) and with cash contributions from the Company. As note payments are made, shares are released from collateral, based on the proportion of debt service paid. ESOP shares released from collateral are allocated to Participants' accounts in amounts necessary to: a) meet the Company's matching requirement and b) replace the value of any dividends on ESOP shares allocated to Participants' accounts which are used to repay the note payable to the Company. At December 31, 2000, the note payable balance of $57,334,000 approximates fair value. Currently scheduled amortization of the note payable is as follows: 2001 - $1,188,000; 2002 - $1,282,000; 2003 - $1,384,000; 2004 - $1,494,000; 2005 - $1,613,000 and thereafter - $50,373,000.

Once the ESOP shares are allocated to Participant accounts, the Company has no rights against such ESOP shares.

The following is a summary of ESOP investments as of December 31, 2000:

thousands except number of shares	Allocated	Unallocated
Anadarko common stock:		
Number of shares	280,003	1,117,131
Cost	$ 19,941	$ 79,406
Fair value	$ 19,903	$ 79,406

7. Related-Party Transactions

Certain Plan investments are in mutual funds managed by Fidelity. Fidelity is the trustee of the Plan and, therefore, these transactions qualify as party-in interest.

8. Federal Income Taxes

The Company has received a favorable determination letter from the Internal Revenue Service (IRS) that: a) the Plan as amended, executed September 27, 1999, meets the requirements of Section 401(a) of the Code and the Trust established thereunder is exempt from federal income tax under Section 501(a) of the Code and b) the provisions of the Plan regarding tax-deferred contributions constitute a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code.

8. Federal Income Taxes (continued)

The Plan was amended, effective December 31, 2000, for administrative changes and the establishment of an ESOP. The Company intends to request a determination letter from the IRS that the Plan, as amended effective December 31, 2000, meets such requirements. It is the Company's view that the Plan, as amended, meets the applicable requirements of Sections 401(a) and 401(k) of the Code and that the Trust established under the Plan is exempt from federal income tax under Section 501(a) of the Code, but it is possible that amendments may be required to be made to the Plan and the Trust at the request of the IRS as a condition to its issuance of a favorable determination regarding satisfaction of such requirements of the Code.

The Company is entitled to deduct for federal income tax purposes the amount of tax-deferred contributions and Employer matching contributions made to the Plan. In general, neither such contributions to the Plan nor the income of the Trust earned thereon or income earned on Participants' after-tax contributions to the Plan will be taxable to Participants as income prior to the time such Participants receive a distribution from the Plan. Participants' after-tax contributions to the Plan are not deductible from their taxable income. Participants' tax-deferred contributions are excluded from their taxable income for the year contributions are made, except for any amounts which exceed limitations under the Code.

Certain tax consequences apply upon withdrawal and distribution of amounts in a Participant's accounts, therefore a Participant should seek tax advice prior to requesting a withdrawal or distribution.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

thousands	2000	1999
Net assets available for benefits per the financial statements	$ 435,411	$ 160,430
Amounts allocated to withdrawing participants	(2,101)	(342)
Net assets available for benefits per the Form 5500	$ 433,310	$ 160,088

The following is a reconciliation of benefits paid to Participants per the financial statements to the Form 5500 for the year ended December 31, 2000:

thousands	
Benefits paid to participants per the financial statements	$ 9,757
Add: Amounts allocated to withdrawing participants at December 31, 2000	2,101
Less: Amounts allocated to withdrawing participants at December 31, 1999	(342)
Benefits paid to participants per the Form 5500	$ 11,516

Amounts allocated to withdrawing Participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

INDEPENDENT AUDITORS' REPORT

The Administrative Committee
Anadarko Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Anadarko Employee Savings Plan (the Plan), as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999 and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule H, Line 4I - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Houston, Texas
June 22, 2001

ANADARKO EMPLOYEE SAVINGS PLAN
SCHEDULE H, LINE 4I SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2000

Description	Shares/Units Par Value	Cost	Fair Value
	thousands except number of shares		
Common Stock - Anadarko Petroleum Corporation			
Anadarko Stock Fund*	2,302,093	$ 95,215	$ 163,632
Anadarko ESOP Fund - Allocated*	280,003	19,941	19,903
Anadarko ESOP Fund - Unallocated*	1,117,131	79,406	79,406
Total Anadarko Common Stock	3,699,227	194,562	262,941
Mutual Funds			
Fidelity Blue Chip*	298,139	17,689	15,363
Fidelity Puritan*	356,895	6,750	6,720
Franklin Small Cap Growth	267,093	12,591	10,505
Janus Worldwide	201,740	15,289	11,471
Spartan U.S. Equity Index*	198,315	10,182	9,283
Vanguard Value Index*	44,039	1,007	1,007
Vanguard Retirement Savings Trust Fund*	27,121,459	27,121	27,121
Vanguard 500 Index Fund*	418,088	50,948	50,948
Vanguard U.S. Growth Fund*	662,448	18,317	18,317
Vanguard Wellington Fund*	290,427	8,193	8,193
Vanguard International Growth Fund*	384,264	7,251	7,251
Rainier Investment Management Fund*	205,285	4,910	4,910
Vanguard Total Bond Fund*	315,709	3,145	3,145
Fidelity Freedom Income*	39,452	445	441
Fidelity Freedom 2000*	71,383	918	843
Fidelity Freedom 2010*	94,647	1,392	1,310
Fidelity Freedom 2020*	4,918	76	72
Fidelity Freedom 2030*	4,655	76	70
Fidelity Freedom 2040*	2,092	65	18
PIMCO Total Return Fund	39,228	403	408
		186,768	177,396
Money Market*	42,570,292	42,570	42,570
Participant Loans Receivable* (interest rates range from 6% to 10.5%)	--	6,458	6,458
Total		$ 430,358	$ 489,365

*Party-in-interest

See accompanying Independent Auditors' Report.